P.E. 2/1/02

02013407

1092916

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2002

LEICA GEOSYSTEMS FINANCE PLC

Davy Avenue, Knowlhill
Milton Keynes, MK5 8L
England

(Exact name of registrant and address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F......................X.................... Form 40-F.............................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes..................................No................X...................

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Third Quarter Release of Registrant's Parent,dated,February 6,2002

90006526_2.DOC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEICA GEOSYSTEMS FINANCE PLC

Date: February 6, 2002

By: ______________________

Name: Christian Leu

Title: Chief Financial Officer

Leica Geosystems' Shareholder News

Issue 6 - Heerbrugg (Switzerland), 6 February, 2002

Third Quarter – Fiscal Year 2001/02

Leica

Geosystems

Third Quarter – Fiscal Year 2001/02

Contents

Executive Summary

The global economic situation showed further signs of weakening during the last three months, particularly in the US, which continued to impact the overall performance of the Company. The results of our third quarter, however, were squarely on target, with sales at CHF 196.6 million, equating to a year on year growth of 19.2%. EBITDA for the quarter was in line with our guidance at CHF 25.8 million, slightly above prior year levels. We generated CHF 16.2 million in cash in quarter three and were able to further reduce our net borrowings to CHF 239 million.

Sales growth in our organic business, i.e. before acquisitions, was three percent. The organic business growth was fueled largely by the 7.6% growth in the high-end surveying sector of our Surveying & Engineering Division. The markets for lower-end construction products remained weak, impacting sales in our construction business.

Our DISTO™ business improved by 18.5% over second quarter levels but still performed below the prior year. We saw, however, encouraging signs in our non-OEM business, where sales outperformed the third quarter of the prior year. Our IMS business felt the impact of the difficult state of airline industry, with sales dipping below prior year levels. The IMS Division has begun receiving orders related to the Airbus A380 project, signaling that plans are progressing as expected.

The slower pace of capital investment, particularly in the United States, impacted third quarter sales in our Cyra business, which retreated below second quarter levels. Our GIS & Mapping business, on the other hand, performed well, with sales climbing by 18.6% over the second quarter. Our Special Products Division grew by four percent when restated for the 75% divestiture of SwissOptic in July 2001.

From a regional point of view, the most significant slowdown in quarter three was in the US market, impacting the majority of our product lines. We still may not have seen the bottom of the market in this region. In Europe, on the other hand, business held up well in the third quarter. Also in Asia, we were pleased not to see any further slowing.

Earnings before Interest and Taxes continued to be impacted by non-cash goodwill amortization. EBIT for the third quarter was CHF 6.3 million, which resulted in a net loss of CHF (4.2) million or CHF (1.87) per share, after interest and taxes. Goodwill adjusted Earnings per Share were CHF 1.12.

Project "FIT - together"

On January 10, 2002, we announced the launch of our "FIT - together" program. This comprehensive cost and capital employed reduction initiative is designed to reduce the Company's fixed cost base through rationalization of capacity, process improvement measures and the realization of business synergies. We expect to realize net benefits in excess of CHF 10 million from this program in fiscal year 2002/03, while further increasing our overall market share.

Financial Overview

Sales and Order Intake

The Company generated CHF 196.6 million in sales during the quarter, 19.2% higher than the prior year. Our acquisitions continued to make a significant contribution towards this growth. Orders during the third quarter grew by 8% on a consolidated level, reaching CHF 185 million.

Gross Margin

On a consolidated basis, the Company recorded a Gross Profit Margin of 52.6% in the third quarter, compared to 48.7% in the prior year. A favorable mix of high-end surveying products, combined with the influence of our newly acquired higher margin software businesses, had a significant impact on the consolidated total.

Intangible Asset Amortization

In accordance with International Accounting Standards, we amortize the goodwill from our acquisitions over a 10-year period. Capitalized product development costs are amortized over their useful life, which is, on average, three years. In the third quarter, total company goodwill amortization amounted to CHF 6.7 million. Amortization of capitalized product development costs amounted to CHF 6.8 million in the quarter. In total, intangible asset amortization accounted for close to 13% of the Company's total operating expenses in the third quarter.

Earnings

The Company recorded CHF 25.8 million in EBITDA this quarter, up slightly from the CHF 25.5 million in the third quarter of the prior year. The Company's EBITDA margin of 13.1% improved from the 11.2% in the second quarter, but remained below the 15.4% margin of the prior year. EBITDA in the third quarter, on a like for like comparison without the new acquisitions,

Sales, margin and results at a glance

Third Quarter Changes (%)	Prior year (30.9.00 to 29.12.00*)	Current year (29.9.01 to 28.12.01*)	(In million Swiss Francs)	Year to date Current year (1.4.01 to 28.12.01*)	Prior year (1.4.00 to 29.12.00*)	Changes (%)
8.0%	**171.2m**	**184.9m**	ORDER INTAKE	**594.2m**	**462.7m**	**28.4%**
19.2%	**164.9m**	**196.6m**	SALES	**584.1m**	**457.3m**	**27.7%**
11.6%	96.0m	107.1m	Surveying & Engineering	315.7m	266.0m	18.7%
598.3%	3.8m	26.3m	GIS & Mapping	81.5m	10.7m	664.3%
-16.9%	13.8m	11.5m	Cosumer Products (Disto)	34.3m	43.7m	-21.3%
-2.5%	16.6m	16.2m	Industrial Measurement	48.8m	45.8m	6.5%
-	-	4.8m	New Business (Cyra)	18.0m	-	-
-10.8%	33.3m	29.7m	Special Products	83.4m	87.9m	-5.2%
-32.3%	1.5m	1.0m	Central Services	2.4m	3.2m	-27.3%
			Gross margin			
3.9pts.	**48.7%**	**52.6%**	in percentage of sales	**51.6%**	**49.1%**	2.5pts.
			EARNINGS **			
1.3%	**25.5m**	**25.8m**	EBITDA	**74.4m**	**69.4m**	**7.2%**
	15.4%	13.1%	- in percentage of sales	12.7%	15.2%	
-25.7%	**17.5m**	**13.0m**	EBITA	**35.9m**	**46.1m**	**-22.1%**
	10.6%	6.6%	- in percentage of sales	6.1%	10.1%	
-59.9%	**15.8m**	**6.3m**	EBIT	**15.3m**	**40.7m**	**-62.3%**
	9.6%	3.2%	- in percentage of sales	2.6%	8.9%	
-59.0%	**15.1m**	**6.2m**	**Operating profit**	**15.3m**	**40.4m**	**-62.1%**
	9.1%	3.1%	- in percentage of sales	2.6%	8.8%	
-148.3%	**8.7m**	**(4.2)m**	**Net income / (loss)**	**0.7m**	**(20.7)m**	**103.4%**
	5.3%	-2.1%	- in percentage of sales	0.1%	-4.5%	
	9.5m		**Adjusted net income / (loss) ****		**29.5m**	
	5.8%		- in percentage of sales		6.4%	
	0.8m		- adjustment **		50.2m	
			Earnings per share (CHF)			
	4.30	(1.87)	- basic	0.32	(11.61)	
	4.09	(1.87)	- diluted	0.31	(11.61)	
	4.68		- diluted and IPO adjusted **		16.49	

* The Company's quarterly reporting is based on a thirteen week period which does not always end on the last day of a calendar month.

** The results exclude the one-time impact of financing costs associated with the July 12, 2000 IPO.

was CHF 27.0 million or 10% above the CHF 24.4 million in the prior year. Likewise, EBITDA margins on a like for like comparison rose to 16.3% versus 15.3% in the prior year.

EBIT for the quarter was CHF 6.3 million, down from the CHF 15.8 million in the prior year. On a like for like basis, excluding the impact of the acquisitions, EBIT for the quarter would have been CHF 16.6 million, 9.6% higher than the prior year. Removing the impact of goodwill amortization on earnings, the Company's EBITA (Earnings before Interest, Taxes and (goodwill) Amortization) for the third quarter was CHF 13.0 million compared to the CHF 17.5 million in the prior year.

The Company recorded a net loss after interest and taxes of CHF 4.2 million, compared to the net income of CHF 8.7 million in the prior year. The Company recorded a charge for current and deferred income taxes of CHF 4.0 million, stemming primarily from the non-deductability of goodwill amortization. Net interest costs amounted to CHF 6.5 million in the third quarter, comprised of the direct costs of debt of CHF 4.5 million, plus currency related adjustments of CHF 1.2 million on non-Swiss Franc denominated debt. The Company also includes the amortization of capitalized debt issuance costs in its net financing costs, which amounted to CHF 0.8 million in the third quarter.

Earnings per share were CHF (1.87). Adjusted for goodwill amortization, "Goodwill Adjusted Earnings per Share" were CHF 1.12.

Balance Sheet and Cash Flow

Our Net Working Capital (current assets less current liabilities), expressed as a percentage of annualized sales, improved in the third quarter, with a ratio of 18.2% versus 18.8% in the second quarter. In the third quarter we generated CHF 16.2 million in Cash Flow from Operations before Capital Expenditures, and CHF 2.5 million after CAPEX.

The Company's Net Debt fell to CHF 238.9 million in the third quarter, down from the level of CHF 243.5 million in the second quarter. We spent CHF 3.2 million on tangible assets during the quarter and capitalized CHF 10.5 million in product development costs.

Balance Sheet Summary (See Note 1) (Amounts in million Swiss Francs)	**FY02 Q3** Dec. 28, 2001	FY02 Q2 Sep. 28 2001
Net Working Capital	**143.0m**	146.2m
Net Working Capital % of Annualized Sales	**18.2%**	18.8%
Total Assets	**868.3m**	855.6m
Net Debt (see note 2 below)	**238.9m**	243.5m
Total Equity	**387.0m**	380.3m
Equity / Asset Ratio	**44.6%**	44.4%
Capital Expenditures on Tangible and Intangible Assets	**13.7m**	17.2m
Goodwill	**302.9m**	302.0m
Cash provided by operating activities	**16.2m**	25.8m

Note 1: The fluctuation in the US dollar and Euro exchange rates had a material impact on the third quarter Balance Sheet, particularly in the area of intangible assets.

Note 2: Amount is shown net of cash and capitalized debt issue cost/discounts of CHF 6.1m.

Surveying & Engineering Division

Third Quarter				Sales and results	Year to date			
Change (%)	Change (mCHF)	Prior year	Current year	(In million Swiss Francs)	Current year	Prior year	Change (mCHF)	Change (%)
11.6%	11.2	96.0	**107.1**	SALES	**315.7**	266.0	49.7	18.7%
-4.1%	-0.6	13.8	**13.2**	EBIT	**36.1**	30.7	5.4	17.6%
6.7%	1.1	16.6	**17.7**	EBITDA	**49.5**	39.6	10.0	25.2%
-0.7pts	-	17.3%	**16.6%**	EBITDA Margin	**15.7%**	14.9%	-	0.8pts

Our traditional Surveying and Engineering business grew by 11.6% in the third quarter, influenced in part by the contribution from Laser Alignment. Sales in the S&E Division continue to represent over 50% of total company sales. Continued strong sales growth of 7.6% in the Surveying portion of this business (i.e. TPS and GPS) compensated for the sluggishness in the construction sector. The Surveying business accounted for over 35% of the Company's third quarter sales.

The construction business remains challenging, with sales growth coming primarily from the acquisition of Laser Alignment. The market for the Company's lower-end laser products is expected to remain depressed for at least another six months.

The Company has taken numerous measures to reduce costs throughout the organization. The S&E Division has been very successful in this area. The capacity reduction measures taken in the US construction business have begun to show benefits, and as a result, the S&E Division has been able to maintain healthy EBITDA margins in this difficult economic environment.

GIS & Mapping Division

Third Quarter				Sales and results	Year to date			
Change (%)	Change (mCHF)	Prior year	Current year	(In million Swiss Francs)	Current year	Prior year	Change (mCHF)	Change (%)
598.3%	22.5	3.8	**26.3**	SALES	**81.5**	10.7	70.8	664.3%
-933.7%	-4.4	0.5	**-3.9**	EBIT	**-5.8**	1.5	-7.3	-488.5%
-7.5%	0.0	0.6	**0.5**	EBITDA	**8.1**	1.8	6.3	342.8%
-13.4pts	-	15.5%	**2.1%**	EBITDA Margin	**9.9%**	17.1%	-	-7.2pts

The Company's GIS & Mapping Division recorded sales of CHF 26.3 million in the quarter, an improvement of CHF 4.1m, or 19%, over the second quarter. Sales in both the ERDAS and LHS businesses improved over second quarter levels despite that fact that this division was heavily impacted by the events of September 11.

Gross Profit margins in the GIS Division remain the strongest in the Company. The current cost structure for the ERDAS and LH Systems businesses, however, remains higher than desired. Part of the "FIT - together" initiative is focused on integration efforts, which should ultimately eliminate redundant costs in this division.

EBIT in the division will continue to be significantly impacted by the amortization of Goodwill and capitalized product development costs. These costs amount to around CHF 2.1 million and CHF 1.6 million per quarter, respectively.

Consumer Products (Disto™) Division

Third Quarter Change (%)	Third Quarter Change (mCHF)	Prior year	Current year	Sales and results (In million Swiss Francs)	Year to date Current year	Prior year	Change (mCHF)	Change (%)
-16.9%	-2.3	13.8	**11.5**	SALES	**34.3**	43.7	-9.3	-21.3%
-90.0%	-1.2	1.3	**0.1**	EBIT	**-0.6**	5.9	-6.4	-109.9%
-40.0%	-0.8	2.0	**1.2**	EBITDA	**1.8**	7.7	-5.8	-76.1%
-3.9pts	–	14.1%	**10.2%**	EBITDA Margin	**5.3%**	17.6%	–	-12.3pts

Total sales in our Consumer Products Division declined in comparison to the prior year but rebounded by 19% against the second quarter. Of particular interest is the growth in the non-OEM business, which grew by 12.6% over the prior year. Growth this quarter was driven by the strong performance in the European market. The US market continues to be impacted by the weakened construction sector. This is evidenced by the delay in our planned distribution initiative with Lowe's, which was delayed by Lowe's until February.

Gross profit margins improved in the division during the quarter, benefiting from the lower volume of OEM business. The impact of restructuring provisions taken in the quarter dampened profitability, however, resulting in an EBITDA margin lower than the prior year.

Industrial Measurement Division

Third Quarter Change (%)	Third Quarter Change (mCHF)	Prior year	Current year	Sales and results (In million Swiss Francs)	Year to date Current year	Prior year	Change (mCHF)	Change (%)
-2.5%	-0.4	16.6	**16.2**	SALES	**48.8**	45.8	3.0	6.5%
33.4%	0.9	2.6	**3.4**	EBIT	**8.9**	7.0	2.0	28.0%
26.8%	0.8	3.1	**4.0**	EBITDA	**10.7**	8.3	2.4	28.9%
5.7pts	–	18.9%	**24.6%**	EBITDA Margin	**21.8%**	18.0%	–	3.8pts

The effects of the September 11 attacks on the aerospace industry have hampered sales in our IMS Division. In the third quarter, however, sales improved over second quarter levels, reaching CHF 16.2 million. The division still expects to benefit from several existing and anticipated large civil and military projects in this industry, including the Airbus A380, the Airbus A400M (a military transport aircraft), and the US military Joint Strike Fighter project.

IMS remains one of our most profitable divisions and generated an EBITDA margin of 24.6% this quarter. Relatively higher sales of high-end laser scanners in the sales mix contributed significantly to this quarter's performance.

New Businesses (Cyra) Division

Third Quarter Change (%)	Third Quarter Change (mCHF)	Third Quarter Prior year	Third Quarter Current year	Sales and results (In million Swiss Francs)	Year to date Current year	Year to date Prior year	Year to date Change (mCHF)	Year to date Change (%)
–	4.8	–	**4.8**	SALES	**18.0**	–	18.0	–
2055.0%	-6.0	-0.3	**-6.3**	EBIT	**-16.6**	-2.3	-14.3	617.1%
755.3%	-2.2	-0.3	**-2.5**	EBITDA	**-5.1**	-2.3	-2.8	118.8%
–	–	–	**-51.6%**	EBITDA Margin	**-28.2%**	–	–	–

The Cyra business recorded CHF 4.8 million in revenues in the third quarter, bringing Cyra's year-to-date sales to CHF 18 million. The Division currently sells about half of its products in the United States. In spite of Cyra's strong customer value proposition, the slow US economy and the reduced appetite for relatively expensive investments in new technology hit Cyra particularly hard in quarter three. As such, Cyra's third quarter sales fell below second quarter levels. As Cyra's customers see potential projects for laser scanning being postponed, the tendency has been for them to hold back on their investment decisions.

Lower sales contributed to a disappointing EBITDA performance in the quarter.

Special Products Division

Third Quarter Change (%)	Third Quarter Change (mCHF)	Third Quarter Prior year	Third Quarter Current year	Sales and results (In million Swiss Francs)	Year to date Current year	Year to date Prior year	Year to date Change (mCHF)	Year to date Change (%)
-10.8%	-3.6	33.3	**29.7**	SALES	**83.4**	87.9	-4.5	5.2%
20.0%	1.1	5.5	**6.5**	EBIT	**11.1**	17.0	-5.9	-34.8%
9.5%	0.7	7.1	**7.8**	EBITDA	**15.7**	21.9	-6.2	-28.2%
4.8pts	–	21.4%	**26.2%**	EBITDA Margin	**18.9%**	24.9%	–	-6.0pts

Organic sales in our Special Products Division grew by over 4% in the quarter, even with the absence of sales from the SwissOptic business. Strong performance from this division's Defense business compensated for lagging sales in the third-party component (factories) businesses.

Earnings in the Special Products Division climbed by 27% on a proforma basis, aided by this quarter's strong performance in the Defense business and the impact of lower capacity variances in the factories.

Other Matters

Employees

We employed 2,924 employees as of the end of the third quarter, 70 fewer employees than at the end of September. This number includes the impact of the US capacity reductions in our construction business announced in October, but does not include the impact of the work-force reductions from the "*FIT - together*" project. The geographical distribution of our workforce at the end of quarter three was as follows: 43% in Switzerland, 26% in the Americas, 19% in Europe and 12% in Asia and the rest of the world.



Americas 26%
Europe 62%

Share Performance

Subsequent to the drop in the Company's share price after our revised guidance statement of 2 October 2001, the Company's share price rose by 33.5% during the quarter. Leica Geosystems' shares closed at CHF 153.5 on the last day of the calendar year.



300
200
100
Oct01
Dec01
Feb02

2,250,632 registered shares

- @ 50 CHF nominal per share: **Share capital CHF 112.5m**
- @ 172 CHF carrying amount per share: **Shareholders' equity CHF 387.0m**
- @ 162.4 CHF average quarterly share price: **Market capitalization (quart. average) CHF 365.5m**

Business Outlook

Business performance in the third quarter was as expected with sales growth close to 20% and EBITDA at prior year levels. As such, we remain comfortable with our previously issued guidance for the full year and reiterate our expectation of around 25% sales growth and EBITDA for the full year, in absolute terms, to be at around last year's level of CHF 97.5 million. In terms of the balance sheet, we continue to actively manage our capital employed levels, and are confident that we can further improve our performance in this area, thereby further deleveraging our balance sheet.

As stated in our Second Quarter Shareholders Report, the fundamental strength of our business and its mid-term growth potential is unchanged. We do, however, anticipate the difficult economic climate to continue into the upcoming Fiscal Year 2003 (April 1, 2002 – March 31, 2003). The consequences of this are that we are now expecting to see consolidated sales growth in the single digits at least for the first two quarters of next year with a clear acceleration for the later half of the year. In this context, we proactively initiated a project to achieve significant reductions in cost and capital employed. While there will likely be cost associated with this initiative, we should still be able to generate EBITDA growth in excess of our planned sales growth. We are committed to lowering our fixed cost base and break-even point, and in so doing, making us an even stronger Company in time for the economic recovery.

As part of the on-going assessment of our historical and near-term growth rates, we routinely revisit the expected business performance of our recently acquired businesses. One of the conclusions from our recent analysis is that we might need to accelerate the amortization of our acquisition-related goodwill. We have not yet completed any formal determination of goodwill impairment, however, we feel it only prudent to inform our shareholders about the possible need to write off additional goodwill in the fourth quarter. This write-off will likely be in our Cyra business. Further details will be disclosed at the latest by the time of our full year earnings release planned for June 6, 2002.

Thank you for your support and continued investment in Leica Geosystems.

Sincerely,

Mario Fontana	Hans Hess
Chairman of the Board of Directors	CEO and Member of the Board of Directors
Leica Geosystems	Leica Geosystems

Leica
Geosystems

LEICA GEOSYSTEMS HOLDINGS AG

CONDENSED FINANCIAL STATEMENTS

3 Months (3rd Quarter)

for the periods from September 30, 2000 to December 29, 2000
and September 29, 2001 to December 28, 2001

9 Months (Year to date)

for the periods from April 1, 2000 to December 29, 2000
and April 1, 2001 to December 28, 2001

According to International Accounting Standards (IAS)

Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, we caution investors that all statements other than statements of historical fact included in this document, including without limitation, those regarding our financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to our existing and future products), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among other factors: (i) our ability to develop and introduce new products and technologies that gain market acceptance on a timely basis; (ii) our ability to respond to competitive challenges, such as the introduction of innovative products or technologies by our competitors; (iii) our ability to identify and realize growth opportunities; and (iv) overall levels of investment in infrastructure and capital spending in our markets. Additionally, any forward-looking statements speak only as of the date of this document. We expressly disclaim any obligation or undertaking to release publicly any update of or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard hereto or any change in events, conditions or circumstances on which any such statement is based.

CONSOLIDATED BALANCE SHEETS

(in thousands unless otherwise specified)

	unaudited		audited
	Dec. 28, 2001	Sep. 28, 2001	March 31, 2001
	CHF	CHF	CHF
ASSETS			
Current assets			
Cash and cash equivalents	10'213	7'634	3'152
Trade accounts receivable	149'562	147'733	144'155
Inventories	142'314	140'472	140'762
Prepayments and accrued income	12'000	9'884	8'374
Other current assets	11'010	10'922	10'505
Total current assets	325'099	316'645	306'948
Non-current assets			
Property, plant and equipment	119'773	122'437	127'911
Goodwill	302'882	301'977	241'209
Other intangible assets	88'156	83'055	57'036
Investments in associates	6'373	6'171	10'458
Deferred tax assets	24'211	23'638	13'933
Other non-current assets	1'852	1'703	1'467
Total non-current assets	543'247	538'981	452'014
TOTAL ASSETS	868'346	855'626	758'962
LIABILITIES AND EQUITY			
Current liabilities			
Bank overdrafts	351	561	315
Loans and borrowings	987	939	1'198
Trade accounts payable	56'742	55'520	63'980
Advance payments	7'358	9'090	7'072
Accrued compensation	40'714	36'852	39'418
Other accrued liabilities	35'232	33'523	18'221
Provisions	10'609	10'159	7'898
Corporate tax, current	6'995	4'942	4'529
Other current liabilities	14'191	12'683	13'471
Total current liabilities	173'179	164'269	156'102
Non-current liabilities			
Loans and borrowings			
Revolving Credit Facility	153'583	156'038	91'695
9 7/8% Notes	93'596	93'147	96'123
Pension obligations	15'707	16'308	17'846
Deferred tax liabilities	38'067	37'549	25'937
Other non-current liabilities	7'248	7'991	7'585
Total non-current liabilities	308'201	311'033	239'186
Total liabilities	481'380	475'302	395'288
SHAREHOLDERS' EQUITY			
Share capital	112'531	112'390	108'108
Share premium	63'957	239'273	209'317
Reserves	250'788	74'099	74'099
Accumulated deficit	-42'558	-38'350	-43'267
Hedging and currency translation reserve	2'248	-7'088	15'417
Total shareholders' equity	386'966	380'324	363'674
TOTAL LIABILITIES AND EQUITY	868'346	855'626	758'962

CONSOLIDATED STATEMENTS OF INCOME

(in thousands unless otherwise specified)

	3 Months (3rd Quarter)		9 Months (Year to date)	
	This year For the period Sep. 29, 2001 to Dec. 28, 2001	**Last year For the period Sep. 30, 2000 to Dec. 29, 2000**	**This year For the period April 1, 2001 to Dec. 28, 2001**	**Last year For the period April 1, 2000 to Dec. 29, 2000**
	CHF	**CHF**	**CHF**	**CHF**
Sales	196'599	164'927	584'098	457'320
Cost of sales	-93'139	-84'614	-282'783	-232'835
Gross profit	103'460	80'313	301'315	224'485
Research and development costs	-17'409	-8'986	-49'099	-26'470
Selling and marketing costs	-47'022	-38'330	-138'097	-109'188
General and administrative costs	-26'670	-16'138	-78'925	-42'282
Other operating income/(expense) net	-6'341	-1'815	-20'512	-6'753
Gain/(loss) on disposal of property, plant and equipment net	158	26	628	653
Operating profit	6'176	15'070	15'310	40'445
Net income/(loss) from associated companies	136	690	39	298
Finance costs	-6'522	-5'011	-11'100	-59'826
Income/(loss) before tax	-210	10'749	4'249	-19'083
Income tax benefit/(expense)	-3'998	-2'038	-3'540	-1'662
Net income/(loss)	-4'208	8'711	709	-20'745
Weighted average number of ordinary shares in issue	2'250'632	2'026'565	2'235'740	1'786'933
Basic earnings per share (single CHF)	-1.87	4.30	0.32	-11.61
Adjustments for share options	44'244	104'983	85'942	100'455
Weighted average number of shares for diluted earnings	2'294'876	2'131'548	2'321'682	1'887'388
Diluted earnings per share (single CHF)	-1.87	4.09	0.31	-11.61

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands unless otherwise specified)

	3 Months (3rd Quarter)		9 Months (Year to date)	
	This year For the period Sep. 29, 2001 to Dec. 28, 2001	Last year For the period Sep. 30, 2000 to Dec. 29, 2000	This year For the period April 1, 2001 to Dec. 28, 2001	Last year For the period April 1, 2000 to Dec. 29, 2000
	CHF	CHF	CHF	CHF
Cash Flows from Operating Activities:				
Operating profit	6'176	15'070	15'310	40'445
Net interest expense paid	-7'006	-5'284	-16'804	-16'602
Taxes paid	-1'308	-671	-5'346	-2'982
Depreciation and amortization	19'469	9'700	59'078	28'701
Other non-cash items	-158	-26	-2'205	-653
Changes in assets and liabilities	-998	1'383	-829	-47'815
Cash provided / (used) in operating activities	16'175	20'172	49'204	1'094
Cash Flows from Investing Activities:				
Purchase of property, plant and equipment	-3'192	-4'029	-17'539	-11'833
Cash expended on intangible assets	-10'499	-4'248	-31'396	-11'567
Cash expended on acquisition	-	-8'565	-70'477	-21'620
Disposal of subsidiary, net of cash	170	-	8'119	-
Other investing activities	722	152	2'645	6'906
Cash used in investing activities	-12'799	-16'690	-108'648	-38'114
Cash Flows from Financing Activities:				
Loans and borrowings	-3'234	-676	62'039	-2'895
Debt issuance, equity transactions and IPO costs	-	-5'107	-	-24'578
Fees related to 9 7/8% Notes	-	-206		-1'415
Repayment of Vendor note	-	-	-	-70'421
Redemption of 9 7/8% Notes	-	-	-	-59'536
Proceeds from issuance of share capital	1'514	627	4'057	197'502
Other financing activities	-	23	-	-1'227
Cash provided/(used) in financing activities	-1'720	-5'339	66'096	37'430
Effect of exchange rate changes on cash and cash equivalents	923	-176	409	-181
Net increase/(decrease) in cash and cash equivalents	2'579	-2'033	7'061	229
Cash and cash equivalents at beginning of specified period	7'634	5'409	3'152	3'147
Cash and cash equivalents at end of specified period	10'213	3'376	10'213	3'376

CONSOLIDATED STATEMENTS OF SHAREHOLDERS EQUITY

(in thousands unless otherwise specified)

	Number of registered shares issued	Share Capital	Share Premium/ Reserves	Accumu-lated Deficit	Hedging and currency translation reserve	TOTAL
	No.	CHF	CHF	CHF	CHF	CHF
Balance at March 31, 2000 (*)	1'500'000	75'000	74'099	-31'774	12'444	129'769
Issuance of common stock	531'259	26'563	170'938	-	-	197'501
Equity transaction expenses, net of tax	-	-	-12'863	-	-	-12'863
Initial treasury shares	-	-	-227	-	-	-227
Treasury shares movement	-	-	23	-	-	23
Capital transaction with owners	-	-	-	-3'504	-	-3'504
Net Loss	-	-	-	-20'745	-	-20'745
Currency translation adjustment	-	-	-	-	-4'269	-4'269
Balance at December 29, 2000	2'031'259	101'563	231'970	-56'023	8'175	285'685
Balance at March 31, 2001	2'162'175	108'108	283'416	-43'267	15'417	363'674
Issuance of common stock	88'359	4'418	31'256	-	-	35'674
Treasury shares movement	98	5	73	-	-	78
Net Income	-	-	-	709	-	709
Effect of adopting IAS 39	-	-	-	-	-405	-405
Cash flow hedging adjustment	-	-	-	-	491	491
Currency translation adjustment	-	-	-	-	-13'255	-13'255
Balance at December 28, 2001	2'250'632	112'531	314'745	-42'558	2'248	386'966

(*) after reverse share split (5:1)

CONDENSED CONSOLIDATED SEGMENT INFORMATION

(in thousands unless otherwise specified)

	3 Months (3rd Quarter)		9 Months (Year to date)	
	This year For the period Sep. 29, 2001 to Dec. 28, 2001 CHF	Last year For the period Sep. 30, 2000 to Dec. 29, 2000 CHF	This year For the period April 1, 2001 to Dec. 28, 2001 CHF	Last year For the period April 1, 2000 to Dec. 29, 2000 CHF
Sales to external customers:				
Surveying & Engineering	107'132	95'981	315'693	266'005
GIS & Mapping	26'270	3'762	81'510	10'665
Consumer Products	11'479	13'816	34'341	43'650
Industrial Measurement	16'178	16'588	48'839	45'841
New Business	4'825	-	17'978	-
Total Segments	165'884	130'147	498'361	366'161
Special Products	29'721	33'311	83'386	87'926
Central Services	994	1'469	2'351	3'233
Total sales to external customers	196'599	164'927	584'098	457'320
Results by segment:				
Surveying & Engineering	13'185	13'753	36'077	30'682
GIS & Mapping	-3'986	-509	-5'677	-1'113
Consumer Products	133	1'333	-580	5'869
Industrial Measurement	3'408	2'554	8'941	6'987
New Business	-6'271	-	-16'593	-
Total Segments	6'469	17'131	22'168	42'425
Special Products	6'457	5'452	10'902	17'016
Central Services	-6'750	-7'513	-17'760	-18'996
Total operating profit	6'176	15'070	15'310	40'445
Associates gain/(loss) by segment:				
Surveying & Engineering	-	-	-	-
GIS & Mapping	51	981	-146	2'612
Consumer Products	-	-	-	-
Industrial Measurement	-	-	-	-
New Business	-	-291	-	-2'314
Total Segments	51	690	-146	298
Special Products	85	-	185	-
Central Services	-	-	-	-
Total associates gain/(loss)	136	690	39	298
Depreciation and Amortization by Segment:				
Surveying & Engineering	-4'550	-2'864	-13'464	-8'894
GIS & Mapping	-4'474	-111	-13'900	-325
Consumer Products	-1'038	-620	-2'413	-1'799
Industrial Measurement	-573	-585	-1'713	-1'280
New Business	-3'782	-	-11'529	-
Total Segments	-14'417	-4'180	-43'019	-12'298
Special Products	-1'248	-1'664	-4'634	-4'868
Central Services	-3'804	-3'856	-11'425	-11'535
Total depreciation and amortization	-19'469	-9'700	-59'078	-28'701
EBITDA by Segment:				
Surveying & Engineering	17'735	16'617	49'541	39'576
GIS & Mapping	539	583	8'077	1'824
Consumer Products	1'171	1'953	1'833	7'668
Industrial Measurement	3'981	3'139	10'654	8'267
New Business	-2'489	-291	-5'064	-2'314
Total Segments	20'937	22'001	65'041	55'021
Special Products	7'790	7'116	15'721	21'884
Central Services	-2'946	-3'657	-6'335	-7'461
Total EBITDA	25'781	25'460	74'427	69'444

NOTES TO THE UNAUDITED, CONDENSED AND CONSOLIDATED FINANCIAL INFORMATION

(in thousands unless otherwise specified)

1 Accounting policies

These consolidated interim condensed financial statements are prepared in accordance with IAS 34 Interim Financial Reporting. The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended March 31, 2001, except for the new IAS 39 (adopted as of April 1, 2001).

Costs that incur unevenly during the fiscal year are anticipated or deferred in the interim report only if it would be also appropriate to anticipate or defer such costs at the end of the fiscal year.

Income tax expense is recognized based on the best estimate of the individual local annual income tax rate expected for the full fiscal year.

These condensed and consolidated interim financial statements should be read in conjunction with the annual financial statements for the fiscal year ended March 31, 2001.

2 Financial instruments and finance costs

The Finance costs (in thousand CHF) for the comparative periods are itemized below:

	3 Months (3rd Quarter)		9 Months (Year to date)	
	This year For the period Sep. 29, 2001 to Dec. 28, 2001	Last year For the period Sep. 30, 2000 to Dec. 29, 2000	This year For the period April 1, 2001 to Dec. 28, 2001	Last year For the period April 1, 2000 to Dec. 29, 2000
	CHF	CHF	CHF	CHF
Interest income:				
Third party	42	72	511	289
Total interest income	42	72	511	289
Interest expense:				
Revolving Credit Facility	-2'280	-1'826	-7'581	-4'274
9 7/8% Notes	-2'262	-2'361	-6'962	-9'458
Vendor Note	-	-16	-	-934
Amortization of discount on Vendor Note	-	-	-	-302
Other	-20	-	-66	-2
Total interest expense	-4'562	-4'203	-14'609	-14'970
Debt acquisition, issuance and share offering costs:				
Amortization of debt acquisition cost – Revolving Credit Facility	-552	-203	-1'653	-1'326
Amortization of debt issuance cost – 9 7/8% Notes	-100	-99	-295	-392
Write-off of capitalized discount on Vendor Note (non-cash item)	-	-	-	-34'541
Premium, fees and write-off related to 35% repayment of 9 7/8% Notes	-	128	-	-9'023
Fees related to share offering	-120	-907	-157	-6'646
Total debt acquisition, issuance and share offering costs	-772	-1'081	-2'105	-51'928
Foreign exchange gains on borrowings	-1'230	201	5'103	6'783
Total finance costs	-6'522	-5'011	-11'100	-59'826

3 Reclassification of Share Premium to Reserves

At the Company's Annual General Assembly in September of last year, the shareholders of Leica Geosystems Holdings, AG voted to transfer CHF 176.7 million of the Company's "Share Premium", i.e. paid in capital, to "Reserves".

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

(in thousands unless otherwise specified)

4 Post balance sheet events

4.1 Cost reduction program

Leica Geosystems announced on January 10, 2002 that it had launched a formal cost reduction initiative designed to strengthen the company in advance of an economic recovery. This program is intended to respond to the impact of the weak international economic situation through capacity adjustments, efficiency improvements, and leverage of internal business synergies. The anticipated staff reductions will impact around 150, or five percent, of Leica Geosystems' global work force, up to half of which will occur in Switzerland over the next six months. The Company stated that a portion of these reductions would be resolved through natural attrition. Additionally, at the Heerbrugg location, the Company will likely implement a reduced work schedule for specific departments and production facilities versus full redundancies.

4.2 Development and sales contract with MetricVision Inc.

On November 8, 2001 the IMS Division of Leica Geosystems signed a development and sales contract with MetricVision, Inc., Newington, Virginia (USA). The objective of this agreement is the joint product development and subsequent market penetration for coherent laser radar precision measurement devides. As part of this agreement, in January 2002, Leica Geosystems acquired a minority interest in MetricVision. MetricVision will be producing the Coherent Laser Radar Leica LR200 for Leica Geosystems, a precision measurement device which was announced in Dezember 2001.

4.3 Assessment of goodwill

As part of the on-going assessment of the Company's historical and near-term growth rates, we routinely revisit the expected business performance of our recently acquired businesses. One of the conclusions from our preliminary analysis is that we might need to accelerate the amortization of our acquisition-related goodwill. This write-off will likely be in our Cyra business. Our analysis will be completed during the fourth quarter of this fiscal year. Further details will be disclosed at the latest by the time of our full year earnings release planned for June 6, 2002.

For electronic copies of this publication and other company information, please visit our web-site at:
www.leica-geosystems.com/investor/index.htm

For Company Investor Relations please contact:
George Aase
Director Investor Relations
Phone +41-71-727-3064
Email: investor@leica-geosystems.com

Leica Geosystems

Leica Geosystems
CH-9435 Heerbrugg
(Switzerland)
Phone +41 71 727 31 31
Fax +41 71 727 46 73
www.leica-geosystems.com